Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001

BASIC:
Net income (loss)	$(170)	$(464)	$(368)	$524

Weighted average number of common shares outstanding	4,948	5,087	4,948	5,103

Net income (loss) per common share	$(0.03)	$(0.09)	$(0.07)	$0.10

ASSUMING DILUTION:
Net income (loss)	$(170)	$(464)	$(368)	$524

Weighted average number of common shares outstanding	4,948	5,087	4,948	5,103

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period				28

Weighted average number of common and common equivalent shares	4,948	5,087	4,948	5,131

Net income (loss) per common share, assuming dilution	$(0.03)	$(0.09)	$(0.07)	$0.10